Construction Partners, Inc.

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

February 21, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Re:	Construction Partners, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 26, 2018
CIK No. 1718227

Dear Mr. Ingram:

Set forth below are the responses of Construction Partners, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 12, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted to the Staff on a confidential basis on January 26, 2018 (the “Amended Form S-1”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in Amendment No. 2 to Draft Registration Statement on Form S-1 (“Amendment No. 2”), unless otherwise indicated.

Properties, page 73

1.	We are continuing to evaluate your response to comment seven relating to mining property disclosures in our letter dated January 16, 2018. Additional comments may be forthcoming.

Response:

The Company acknowledges the Staff’s comment.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-7

Property, Plant and Equipment, page F-10

2.	We note your response to comment 13 in our letter dated January 16, 2018. It remains unclear whether or not the quarries you acquired include mineral/mining rights assets and how you account for such rights. Please clarify in your next response. To the extent the properties you acquired include mineral/mining rights, please explain why you have not ascribed any value to such rights in your preliminary purchase price allocation on page F-17. We note you have preliminarily recognized goodwill associated with this business combination. Refer to ASC 930-805-05-1 for guidance regarding mineral rights.

Securities and Exchange Commission

February 21, 2018

Response:

The Company respectfully advises the Staff that the acquired mining operations located in Etowah, Elmore and Autauga counties in Alabama (the “Allstate quarries”) included permits and licenses required to mine the properties. The Allstate quarries are sand and gravel surface mining quarries for which the mining activity is generally limited to a depth of 20 to 30 feet and for which no drilling or blasting is required. In the State of Alabama, the necessary permits and licenses to mine the Allstate quarries are of a limited duration (typically five years) and cost less than $10,000 to obtain. The Company evaluated the guidance in ASC 930-805-05-1 regarding mineral rights and determined that the value of the acquired mineral/mining rights was de minimis (representing less than 0.09% of the purchase price) and did not assign any value to the rights in its purchase price allocation.

3.	We note your response to comment 14 in our letter dated January 16, 2018. Please explain why you have not ascribed any purchase price to value beyond proven and probable reserves (i.e. measured, indicated and inferred resources) in accordance with ASC 930-805-30-1. We again note you have preliminarily recognized goodwill associated with this business combination. It appears you may have unrecognized assets in your preliminary purchase price allocation.

Response:

The Company respectfully advises the Staff that with respect to the Allstate quarries, the Company has not ascribed any value for reserves beyond proven and probable reserves. As noted above, the sand and gravel sites will generally be mined to a depth of 20 to 30 feet, which is the typical depth to which marketable materials are found on the sites. Due to the limited depth of sand and gravel aggregates at the Allstate quarries, the Company was able to quantify through exploratory drilling all reserves to the level of proven and probable reserves. As a result, the Company does not believe that there are any reserves at the Allstate quarries beyond proven and probable reserves, and therefore, the Company has not allocated any value to reserves beyond proven and probable reserves. The Company believes that a market participant would not include value beyond proven and probable reserves under ASC 930-805-30-1 with respect to the Allstate quarries.

Note 4- Business Acquisition, page F-17

4.	We note your response to comment 16 in our letter dated January 16, 2018. We note you clarified on page F-17 and in your response, that you acquired a business involving certain sand and gravel mining operations. We continue to note on pages 5 and 63, your disclosures state you completed an “asset acquisition.” Please ensure your characterization of this transaction is consistent throughout your filing.

Response:

The Company respectfully advises the Staff that the Company has revised its description of the acquisition appearing on pages 5 and 68 to ensure that the characterization of the transaction is consistent.

Securities and Exchange Commission

February 21, 2018

* * * * *

If you have any further comments or questions concerning this response, please contact me at (334) 673-9763.

Very truly yours,

/s/ R. Alan Palmer

Executive Vice President and Chief Financial Officer

cc:

Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

Sean Gurgle, Akin Gump Strauss Hauer & Feld LLP

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